EXHIBIT 99.1

Foremost Lithium Announces Intention to Spin-Out its Winston Group of Gold and Silver Properties

  Transaction will create two distinct businesses refocusing Foremost on its material properties by creating Rio Grande Resources Ltd “RGR”, a new gold and silver company
  Foremost shareholders to receive shares of the newly formed RGR

VANCOUVER, British Columbia, June 04, 2024 (GLOBE NEWSWIRE) --  Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), is pleased to announce its intention to spin-out (the “Spin-Out”) the Company’s gold and silver Winston Group of Properties (collectively, the “Properties” or the “Winston Property”) into a newly incorporated wholly-owned subsidiary to be named Rio Grande Resources Ltd (“Rio Grande” or “RGR”). It is expected that the Spin-Out will be affected by way of a plan of arrangement (the “Arrangement”). The Company’s Winston Group of Properties – situated over a 3,000-acre drill-ready site – contains three historic past producing gold and silver mines: Ivanhoe, Emporia and Little Granite located in Sierra County, New Mexico, USA.

Pursuant to the proposed terms of the Arrangement, it is expected that for each common share of Foremost (“Foremost Shares”), the shareholder will receive common share(s) of RGR at a ratio still to be determined (the “RGR Shares”). Following the completion of the Arrangement, it is expected that Foremost will retain an interest, with the remaining RGR Shares being distributed to Foremost shareholders on a pro rata basis relative to their holdings of Foremost Shares. There will be no change in shareholders’ relative holdings in Foremost as a result of the Spin-Out.

The Spin-Out will be subject to shareholder, court, Canadian Securities Exchange (“CSE”), NASDAQ and regulatory approvals, as well as management’s discretion. Subsequent to the completion of the Arrangement, the Company intends to list the shares of RGR (the “Listing”) on the CSE. Foremost will remain listed on the CSE and the NASDAQ. In order to appropriately capitalize RGR to pursue its business objectives immediately following the completion of the Arrangement, it is anticipated that RGR will undertake a financing or financings of RGR Shares concurrently with the Spin-Out. Further details of the Arrangement are provided in full below.

“The Winston Group of Properties has yet to realize its full value and this plan of arrangement will offer the time and attention the property deserves,” states Jason Barnard, President and CEO of Foremost Lithium. “These past producing gold and silver mines are within an extremely favourable geological environment and with gold recently hitting over $2,400/ounce, we also find ourselves in a favourable precious metals market. The spin out will provide tremendous upside potential for our shareholders as they gain a stake in two different meaningful projects.”

To read the “Winston Group of Properties Rio Grande Resource Deck” please click here:

https://www.foremostlithium.com/images/pdf/Winston_Gold_project.pdf

The Winston Group of Properties

The Winston Property located in Sierra County, New Mexico, is comprised of 147 unpatented lode mining claims, which includes a 100% interest in each of the Little Granite Claims (the “LG Claims”) and two patented mining claims, Ivanhoe and Emporia (the “Ivanhoe/Emporia Claims”), for a total of 149 total mining claims. Promising past samples include 66.5 g/t AU and 4,610 g/t AG in 2021.

Figure 1. Location of the Winston Property Winston, New Mexico

History

The Little Granite is a past-producing high-grade silver-gold mine hosted in tertiary volcanics. The last drill program in 1984 consisted of a seven (7) borehole diamond drilling program and are in the table below. Gold values increased with depth and were highest in the deepest (LG-7) borehole 1.16 ounces per ton of Gold (32.88 g/t). (These reported values are historic in nature and non-SK-1300, NI 43-101 compliant).

Table 1. Results from 1984 Drill Program at Little Granite and displays historical data

The Ivanhoe Emporia is a past producing gold and silver mine comprised of 2 patented lode claims whose main shaft has a depth of 384 feet with a 370-foot decline. High grade deposits of silver and gold were discovered in 1880 and the area was a major producer until the 1893 crash in the silver price.

Geology

The Winston Property is located in the Black Range Mountains of Sierra County, New Mexico. The Property is hosted in the Tertiary-age Gila Volcanic Complex and structurally related to the extensional tectonics of The Rio Grande Rift. The Rio Grande Rift is a crustal-scale structure extending from northern Mexico through Colorado, with numerous mining districts and mineral deposits occurring along this corridor.

The Winston Property’s the main structure is the 25km long Paymaster Fault which is readily traced on the ground and by using satellite/LiDAR methods. The style of mineralization and Property is characteristic of a Low Sulphidation Epithermal Vein System.

Low Sulphidation Epithermal Vein Systems account for a considerable portion of global precious metals production. Mineralization is hosted in Quartz ± Calcite Veins, Breccias, and wall-rock alteration. There is additional potential for CRD-mineralization in the north portion of the project where limestone is present.

2021 Sampling Program

Michael Feinstein, PhD, CPG, QP, visited the Winston Property area on ten separate occasions since October 2020 and spent more than 3 months, cumulatively, on the Property; most recently visited in September 2023.

Figure 2. Samples collected at Little Granite Ivanhoe/Emporia Program; Sample correspond to Table 2 below from the Winston Property.

The 2020-21 geological work campaign consisted of conducting confirmatory sampling of the known historic mines, as well as the first project-wide reconnaissance which identified multiple new targets. Table 2 shows the sample descriptions and Gold/Silver values for Ore Characterization Samples collected by the QP at historic mine dumps.

Table 2. Ore Characterization samples collected from historic mine dumps, none omitted

A total of 155 samples were collected and had geochemical results returned; all QA/QC protocols have shown minimal variance. Geologic reconnaissance sampling method is indicated at each sample location with the intention to provide a representative result. Sample types include grab, chip, measured chip, and channel; samples ranged from 0.1m to 3.0m in measured width. Samples returned minimum gold and silver values that were below detection and maximum values of 66.5 g/t Au and 4,610 g/t Ag.

Exceptional results from property-wide confirmatory sampling completed in 2021 included many high-grade samples including 41.5 g/t Gold and 4610 g/t Silver on newly staked claims. Additional samples from these three mines returned peak values of 66.5 g/t gold and 2940 g/t silver from Little Granite, 26.8 g/t gold and 1670 g/t silver from Ivanhoe, and 46.1 g/t gold and 517 g/t silver from Emporia.

Highest Grade Sample from Each Mine:
Mine	G/T Gold	G/T Silver
Little Granite	66.5	2,940
Ivanhoe	26.8	940
Emporia	44.9	517
Prospecting Best	41.5	4,610

Historically reported high-grade values were confirmed in limited re-sampling by Foremost in this sampling program. Historic drill reports suggest the primary vein widens to more than 4m (12ft) true width, at depth.

Mining in this area ceased due to the decline in the price of silver and gold and not for a lack of significant mineralization, thus suggesting that significant potential of this region remains exciting. With little to no modern exploration since the early 1980’s, the potential for a district-scale discovery remains extremely promising.

Further Details of Plan of Arrangement

The Arrangement, including the exchange ratio, management, board composition, the proposed record date, and the financing, will be provided in due course. Shareholders are cautioned that there can be no assurance that the Spin-Out and the financing of RGR will be completed on the terms described herein or at all, or that the Listing on the CSE will occur.

Qualified Person

Technical information in this news release has been reviewed and approved by Michael Feinstein, PhD, CPG, who is a Qualified Person as identified by Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects and as defined by the Securities and Exchange Commission’s Regulation S-K 1300 rules for resource deposit disclosure.

About Foremost Lithium

Foremost Lithium (NASDAQ: FMST) (CSE: FAT) (FSE: F0R0) (WKN: A3DCC8) is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world’s growing EV appetite, strongly positioning the Company to become a premier supplier of North America’s lithium feedstock. As the world transitions towards decarbonization, the Company’s objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

Follow us or contact us on social media:
Twitter: @foremostlithium
Linkedin: https://www.linkedin.com/company/foremost-lithium-resource-technology/
Facebook: https://www.facebook.com/ForemostLithium

Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Forward-looking statements in this news release include, among others, statements relating to: the timing, structure and completion of the Spin-Out; the formation of RGR; the transfer of the Winston Group of Properties from Foremost to RGR; the timing and receipt of required shareholder, court, stock exchange and regulatory approvals for the Spin-Out; the retained ownership interest of Foremost in RGR; the terms of the Spin-Out; the completion of the financing and the amount of proceeds to be received therefrom; and the listing of RGR on the CSE. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at www.sedarplus.ca for further information respecting the risks affecting the Company and its business.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

Photos accompanying this announcement are available at https://www.globenewswire.com/NewsRoom/AttachmentNg/46d02504-af9a-4ee2-aae7-4c85de4cfa33

https://www.globenewswire.com/NewsRoom/AttachmentNg/d1c823d9-23e8-44e1-92f9-682114b2355c

https://www.globenewswire.com/NewsRoom/AttachmentNg/f66a4532-faf5-4958-9a69-304fc7cd29cd

https://www.globenewswire.com/NewsRoom/AttachmentNg/0422088f-f7b3-4a3a-a4d4-7d00443dd7b2